SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 21, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release time        IMMEDIATE
Date               22 February 2011
Number               06/11

BHP BILLITON ANNOUNCES AN OFF-MARKET BUY-BACK OF
BHP BILLITON LIMITED SHARES

BHP Billiton today announced an off-market tender buy-back (Off-Market Buy-Back) of BHP Billiton Limited shares that will form an important part of its expanded US$10 billion capital management program. The on-market buy-back of BHP Billiton Plc shares that was reactivated in November 2010 will continue, including over the period of the Off-Market Buy-Back process. Subject to market conditions, it is BHP Billiton’s expectation that the US$10 billion capital management initiative will be largely completed by the end of the 2011 calendar year.

The Off-Market Buy-Back of BHP Billiton Limited shares with a target size of A$5 billion will commence immediately in accordance with the timetable set out below. BHP Billiton Limited may, at its discretion, vary the size of the Off-Market Buy-Back.

The announcement continues BHP Billiton’s strong track record of returning excess capital to shareholders. On completion of the US$10 billion capital management initiative, BHP Billiton will have repurchased a cumulative US$23 billion of BHP Billiton Limited and BHP Billiton Plc shares since 2004, representing 15 per cent of then issued capital(1).

BHP Billiton Group Executive and Chief Financial Officer, Alex Vanselow, said “The decision to expand our capital management initiative, including the activation of an off-market buy-back of BHP Billiton Limited shares, is entirely consistent with our commitment to maintain an appropriate capital structure while we continue to make substantial investments in our growth projects. The company’s particularly strong balance sheet affords BHP Billiton substantial flexibility as it continues with significant investment in organic growth that is expected to exceed US$80 billion over the five years to the end of the 2015 financial year.”

Undertaking both an off-market and on-market buy-back, coupled with an increased interim dividend allows the entire BHP Billiton global shareholder base to participate, both directly and indirectly, in the capital management initiative. An off-market buy-back provides an efficient means of generating economic value for all BHP Billiton shareholders. While the precise impact of the Off-Market Buy-Back cannot be determined, it is expected to have a lasting and positive impact on BHP Billiton’s earnings per share, cash flow per share and return on equity. As a result, all BHP Billiton shareholders, including those not participating in the Off-Market Buy-Back process, regardless of location and tax status, are expected to benefit from the Off-Market Buy-Back. The Off-Market Buy-Back will enable the purchase of BHP Billiton Limited shares at a material discount to the prevailing market price of BHP Billiton Limited and can be completed in a shorter period of time than on-market buy-backs of a comparable size.

The target Off-Market Buy-Back size of A$5 billion will enable BHP Billiton to continue to pay fully franked dividends under its progressive dividend policy. The Off-Market Buy-Back is expected to be funded from BHP Billiton’s cash resources.

Details of the Off-Market Buy-Back

BHP Billiton Limited will repurchase shares under the Off-Market Buy-Back at a discount of at least 10 per cent to the volume weighted average price of BHP Billiton Limited shares over the five trading days up to and including the closing date of the Off-Market Buy-Back (“Market Price”). Eligible shareholders of BHP Billiton Limited may tender some or all of their shares at discounts of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a final price tender (which is simply an election to receive the final buy-back price). The final buy-back price will be determined according to the tenders lodged by eligible shareholders and the Market Price.

Eligible shareholders may choose to participate in the Off-Market Buy-Back for various reasons and in so doing may take account of the tax benefits that only arise under the Australian taxation regime. BHP Billiton does not anticipate that shareholders who are resident outside Australia will participate, as they are likely to obtain a better outcome by selling their shares on-market. Excluded foreign persons, including shareholders in the US, US persons and residents of Canada will not be eligible to participate in the Off-Market Buy-Back. ADRs and restricted employee shares may not be tendered into the Off-Market Buy-Back.

For Australian tax purposes, the final buy-back price received by participating shareholders will comprise the following:
a) a capital component of A$0.28 per share; and
b) a fully franked deemed dividend equal to the final buy-back price less A$0.28 per share.

For the purpose of capital gains tax calculations, the capital proceeds will be the A$0.28 capital component plus an amount equal to the excess of the Tax Value(2) over the final buy-back price.

Under the Off-Market Buy-Back tender process, BHP Billiton Limited will buy all shares tendered by eligible shareholders who elect to receive the final buy-back price or who tender their shares at a discount greater than or equal to the final buy-back discount determined under the tender process, subject to any required scale back. The operation of the scale back has been structured to ensure that eligible registered shareholders with small holdings are not disadvantaged. All shares that are accepted by BHP Billiton Limited will be bought back at the final buy-back price, even if they are tendered at a discount that represents a price below the final buy-back price.

BHP Billiton Limited will not buy back any shares tendered by shareholders at a price above the final buy-back price.

Although the target size of the Off-Market Buy-Back is A$5 billion, BHP Billiton Limited may, at its discretion, vary the size of the Off-Market Buy-Back. BHP Billiton Limited also retains the discretion to repurchase a lesser amount of shares than indicated or no shares at all.

Eligible shareholders will be sent the Off-Market Buy-Back booklet containing the terms and conditions of the Off-Market Buy-Back by 16 March 2011. The booklet cannot be sent into the United States or Canada.

Off-Market Buy-Back Timetable(3)
The indicative timetable for the Off-Market Buy-Back is outlined below.

Event &
Date

Off-Market Buy-Back announcement
22 February 2011

Cut-off date for franking credit entitlement under
45-day rule(4)
24 February 2011

Shares quoted ex-entitlement to participate in the
Off-Market Buy-Back on the ASX (shares acquired on the
ASX on or after this date will not typically confer an
entitlement to participate in the Off-Market Buy-Back)
25 February 2011

Determination of eligible shareholders entitled to
participate in the Off-Market Buy-Back (record date)
3 March 2011

Completion of mail out of Off-Market Buy-Back documents
to eligible shareholders
16 March 2011

Off-Market Buy-Back tender period opens
21 March 2011

Off-Market Buy-Back tender period closes – tenders
must be received by 7.00pm (AEST)
8 April 2011

Announcement of the final buy-back price and any
scale back
11 April 2011

Off-Market Buy-Back proceeds dispatched/credited
to participating shareholders completed
No later than 18 April 2011

Shareholder Enquires

Shareholders who have any enquiries in relation to the Off-Market Buy-Back may contact BHP Billiton’s buy-back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if you are calling from outside Australia or New Zealand, or visit our website (www.bhpbilliton.com).

Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the Off-Market Buy-Back in their own individual circumstances.

Important notice:

Not for distribution or release in or into the United States or Canada.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the Off-Market Buy-Back are sought by this press release, which relates to the BHP Billiton capital management program. Shareholders who are (or nominees who hold BHP Billiton Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act of 1933) residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the Off-Market Buy-Back described in this press release. ADRs and restricted employee shares may not be tendered into the Off-Market Buy-Back. Off-Market Buy-Back documents, including the booklet describing the terms of the Off-Market Buy-Back and tender forms, when issued, will not be distributed or sent into the United States or Canada.

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(1)        For illustrative purposes only. In this instance, we have assumed a A$5 billion off-market buy-back of BHP Billiton Limited shares (at a discount of 14 per cent) with the remainder of the capital management program completed through on-market buy-backs of BHP Billiton Plc shares. Based upon volume weighted average price during January 2011 of A$45.05 per BHP Billiton Limited share and £24.64 per BHP Billiton plc share, and issued capital for each as at 30 June 2004. Actual buy-back prices for the US$10 billion capital management initiative may be different.
(2)        Tax Value will be calculated pursuant to the Australian Tax Office guidelines (detailed in Tax Determination 2004/22). The Tax Value will be the five day VWAP of BHP Billiton Limited shares on the ASX up to and including 21 February 2011, adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on 21 February 2011 to the opening price on the London Stock Exchange on the closing date of the Off-Market Buy-Back (8 April 2011).
(3)        While BHP Billiton Limited does not anticipate any changes to these times and dates, it reserves the right to vary them without notification.
(4)        Shares acquired after this date will generally not satisfy the 45-day rule for the purposes of calculating an Australian shareholder’s franking credit entitlement.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 22, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary